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March 14, 2006	ATTORNEYS AT LAW 101 California Street 5th Floor San Francisco, CA 94111-5800 Main 415 693-2000 Fax 415 693-2222 www.cooley.com GIAN-MICHELE A MARCA (415) 693-2148 gmamarca@cooley.com	Broomfield, CO 720 566-4000 Palo Alto, CA 650 843-5000 Reston, VA 703 456-8000 San Diego, CA 858 550-6000 Washington, DC 202 842-7800

Via Facsimile
John Reynolds
Mike Karney
Thomas Kluck
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acquicor Technology Inc. Registration Statement on Form S-1 (File No. 333-128058)
Dear Messrs. Reynolds, Karney and Kluck:
     On behalf of our client, Acquicor Technology Inc. (“Acquicor” or the “Company”), we are responding to your request for a written proposal to rectify the absence of fiscal year end financial statements in the above-referenced registration statement (the “Registration Statement”) at the time of effectiveness.
The Company proposes one of the following alternatives:
-     Alternative A: The Company files on March 15, 2006, prior to the closing of the offering under the Registration Statement (the “Offering”), which will take place on March 17, 2006, a post-effective amendment to the Registration Statement incorporating audited financial statements as of and for the fiscal year ended December 31, 2005 (the “December 31, 2005 Financial Statements”). The Company believes that such filing would rectify any deficiency in respect of the Registration Statement at the time of effectiveness. However, the Company’s proposal requires that the post effective amendment be declared effective on March 15, 2006 to allow it sufficient time to print the required final prospectuses for delivery to prospective purchasers by March 17, 2006.
-     Alternative B: The Company files either a Current Report on Form 8-K with the December 31, 2005 Financial Statements or a post-effective amendment no later than the next business day following the consummation of the Offering. In the interim, the Company would file and distribute a 424b prospectus in respect of the Registration Statement.
-     Alternative C: The Company files a Current Report on Form 8-K on March 15, 2006 with the December 31, 2005 Financial Statements. The Company would also file and distribute a 424b prospectus in respect of the Registration Statement.
Given the nature of the Company’s structure as a special purpose acquisition company with no operations prior the consummation of the Offering (other than organizational matters and preparations for the Offering), the Company believes that the failure to provide the fiscal year-end financial statements in the

Registration Statement is immaterial to investors. In addition, the Company believes that the following factors support its conclusions that the December 31, 2005 Financial Statements are not material to investors:
•	The Company has had no operations to date, has generated no revenue to date and incurred solely expenses related to its formation and the preparations relating to the Offering;
•	The Registration Statement included audited financial statements as of, and for the period since inception through, November 30, 2005 (the “November 30, 2005 Financial Statements”);
•	In light of the Company’s lack of operations, the December Financial Statements will not be materially different from the November 30, 2005 Financial Statements and will reflect solely the incurrence of Offering-related expenses (including interest expenses on obligations to one of its founders) for the month of December;
•	The offering expenses incurred through December 31, 2005 are consistent with the offering expense estimates set forth in the table under “Use of Proceeds” in the Registration Statement and the December 31, 2005 Financial Statements will not impact such disclosure; and
•	As disclosed in the Registration Statement, the Company will file an 8-K with an audited balance sheet upon the consummation of the offering.
In addition, we respectfully refer the Staff to Rule 3-13 under Regulation S-X, pursuant to which the Commission may, upon the informal written request of a registrant, and where consistent with the protection of investors, permit the omission or substitution of one or more financial statements required by Regulation S-X. In light of the foregoing, the Company respectfully requests that the Company be permitted to proceed with the consummation of the Offering on the basis of one of the alternatives outlined above.
Please do not hesitate to contact me at (415) 693-2148 if you have any questions or comments. Because of the time constraints indicated above, your prompt response would be greatly appreciated.
Sincerely,
/s/ Gian-Michele a Marca
Gian-Michele a Marca
Attachments

cc:	Gilbert F. Amelio, Chairman and Chief Executive Officer, Acquicor Technology Inc.
Kenneth F. Guernsey, Esq., Cooley Godward LLP, counsel to the Company
Floyd I. Wittlin, Esq., Bingham McCutchen LLP, counsel to the underwriters